                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                           ROLLINS TRUCK LEASING CORP.
                       (Name of Subject Company (Issuer))

                           SUN ACQUISITION CORPORATION
                        PENSKE TRUCK LEASING CORPORATION
                          PENSKE TRUCK LEASING CO., L.P.
                        (Name of Filing Person (Offeror))

                           Common Stock, $1 Par Value
                          Common Stock Purchase Rights
                         (Title of Class of Securities)

                                    775741101
                      (CUSIP Number of Class of Securities)

                                 James A. Rosen
                         Penske Truck Leasing Co., L.P.
                       Vice President and General Counsel
                              Route 10, Green Hills
                                   P.O. Box 563
                             Reading, PA 19603-0563
                                 (610) 775-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                    Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

  Transaction valuation                                 Amount of filing fee*

      $796,686,696                                          $159,338

*   This amount has previously been paid.
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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]      third-party tender offer subject to Rule 14d-1.
      [ ]      issuer tender offer subject to Rule 13e-4.
      [ ]      going-private transaction subject to Rule 13e-3.
      [ ]      amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") dated January 24, 2001, as previously amended, relating to the offer by Sun Acquisition Corporation, a Delaware corporation ("Merger Sub") and an indirect wholly owned subsidiary of Penske Truck Leasing Co., L.P., a Delaware limited partnership ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), together with the associated rights (the "Rights" and collectively with the Common Stock, the "Shares") of Rollins Truck Leasing Corp., a Delaware corporation (the "Company"), at a price of $13.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). In addition to the matters discussed below, this Amendment No. 2 adds Penske Truck Leasing Corporation, a Delaware corporation and the general partner of Parent, as an Offeror with respect to the Offer and as a signatory to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

      ITEM 3

      Item 3 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and all exhibits thereto, is hereby amended and supplemented to insert the following two sentences after the second sentence of the fourth paragraph of Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Merger Sub"):

      "Penske Truck Leasing Corporation does not have significant operations other than serving as the general partner of Parent. Penske Truck Leasing Corporation was incorporated in
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1982, and its principal executive offices are located at Route 10, Green Hills,
P.O. Box 563, Reading, PA 19603-0563."

      ITEM 4

      Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and all exhibits thereto, is hereby amended and supplemented to replace the last sentence of the last paragraph of Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase with the following sentence:

      "The failure by Parent or the Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time or from time to time before the expiration of the Offering Period."

      ITEM 5

      Item 5 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and all exhibits thereto, is hereby amended and supplemented to replace the seventh sentence in the last paragraph of
Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase with the following two sentences:

      "Upon provision of the above described projections to Parent, the Company expressly disclaimed any and all express or implied representations or warranties as to the accuracy or completeness of the information contained in such projections, as well as any and all liability which may be based on such projections, errors therein or omissions therefrom. Parent and the Merger Sub disclaim any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above."
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 2, 2001             SUN ACQUISITION CORPORATION

                                    By:  /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                       Name:  Wayne S. Angelbeck
                                       Title: Vice President - Business
                                              Development and Treasurer


                                    PENSKE TRUCK LEASING CORPORATION

                                    By:  /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                       Name:  Wayne S. Angelbeck
                                       Title: Vice President - Business
                                              Development and Treasurer


                                    PENSKE TRUCK LEASING CO., L.P.

                                    By:  Penske Truck Leasing Corporation,
                                         general partner

                                    By:  /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                       Name:  Wayne S. Angelbeck
                                       Title: Vice President - Business
                                              Development and Treasurer